UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 2)

SIZMEK INC.
(Name of Subject Company)

SIZMEK INC.
 (Name of Persons Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

83013P105
(CUSIP Number of Class of Securities)

Neil H. Nguyen
President and Chief Executive Officer
Sizmek Inc.
500 W. 5th Street, Suite 900
Austin, TX 78701
(512) 469-5900
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

William P. O’Neill
Latham & Watkins LLP
555 Eleventh Street, NW, Suite 1000
Washington, D.C. 20004
(202) 637-2200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 2 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Sizmek Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2016 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Solomon Holding, LLC (“Parent”), a Delaware limited liability company, and Solomon Merger Subsidiary, Inc. (“Merger Subsidiary”), a Delaware corporation and a wholly owned subsidiary of Parent, to purchase any and all of the outstanding shares (the “Shares”) of Company Common Stock at a price of $3.90 per Share (the “Offer Price”), payable net to the sellers thereof in cash, without interest, subject to any deduction or withholding of taxes required by applicable laws, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 29, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Merger Subsidiary and Parent with the SEC on August 29, 2016. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 4.     The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs to the end of “The Solicitation or Recommendation—Background and Reasons for the Board’s Recommendation—Background of the Offer”:

“At a meeting of the Board of Directors held on August 2, 2016 to vote on the proposed transaction, Mr. Nguyen stated that he would abstain from the vote as the Company’s CEO.  Mr. Nguyen did not provide any additional reasons for his abstention at the August 2, 2016 Board meeting.  Subsequently, Mr. Nguyen informed the Company that as the only management representative on the Board of Directors, he wanted the decision on the merger offer to be made by a majority vote of the independent directors and therefore thought it was best for him to abstain.  Prior to the announcement of the merger, Mr. Nguyen had two brief conversations with representatives of Vector concerning post-merger employment, but no offers were made by Vector, and although no details of any potential compensation package for Mr. Nguyen were discussed, Vector communicated to Mr. Nguyen that generally for Vector’s portfolio companies, between 10 to 12 percent of a company’s equity would be allocated to employee compensation, and that the CEO would get a portion of that.  Mr. Nguyen also stated that the substance of the two conversations was communicated to J.P. Morgan and the Strategy Committee.  As earlier disclosed, at the time of the vote by the Board on August 2, 2016, and at commencement of the Tender Offer on August 29, 2016, and as of September 19, 2016 at the time of this amendment to Schedule 14D-9, there was and is no agreement between Vector and Mr. Nguyen for Mr. Nguyen to remain as CEO after the closing of the merger.

The engagement agreement between Sizmek and J.P. Morgan dated March 30, 2015 expired on March 18, 2016.  After the expiration of the agreement, J.P. Morgan remained entitled to a fee of 1.3 percent of the transaction value for any transaction consummated before March 18, 2017, but the agreement did not require J.P. Morgan to participate in the sale process or consider a fairness opinion after March 18, 2016.  In June 2016, the Company and J.P. Morgan negotiated an amended agreement.  In light of the continued contribution of J.P. Morgan to the transaction process, the Board and J.P. Morgan agreed on June 20, 2016 to extend the agreement to March 18, 2017 and to provide for a minimum total fee of $3 million, except for a transaction where the purchaser is the Israeli firm, for which Sizmek had engaged another financial advisor of nationally recognized standing.  Had the Company not agreed to an extension of the agreement, the Board would have had to retain either J. P. Morgan under a new agreement, or another investment banking firm, for continued assistance and for a fairness opinion relating to the Vector transaction and pay an additional fee.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following paragraph after the second paragraph under the heading “Certain Litigation”:

“On September 7, 2016, a fourth putative class action captioned Joel Ellis v. Sizmek Inc. et al, Case No. 12726-VCMR, was filed in Chancery Court against the Company, Parent, Merger Subsidiary and certain directors of the Company including John R. Harris, Neil H. Nguyen, Scott K. Ginsburg, Adam Klein, Cecil H., Moore and Stephen Recht (the “Ellis Action”).  The complaint generally alleges that the directors breached their duty by agreeing to sell the Company for inadequate consideration, and by utilizing deal protection measures that discouraged competing bids, and by failing to adequately disclose all material information in connection with soliciting stockholders to tender their shares with the Offer.  The complaint further alleges that Parent and Merger Subsidiary aided and abetted these alleged breaches.  The complaint seeks injunctive relief, including to enjoin the Merger, rescission or rescissory damages in the event the Offer or Merger are consummated, and an award of attorneys’ and other fees and costs, in addition to other relief.  On September 12, 2016, the Penza Action and the Ellis Action were consolidated and captioned In re Sizmek Inc. Stockholders Litigation, C.A. No. 12718-VCMR (the “Delaware Actions”).  On September 12, 2016, a telephonic hearing was held in the Delaware Actions, Vice Chancellor Tamika R. Montgomery-Reeves presiding, on Plaintiffs’ Motion for Expedited Proceedings.  Vice Chancellor Montgomery-Reeves granted in part, and denied in part Plaintiffs’ Motion for Expedited Proceedings, and set a hearing on Plaintiffs’ Motion  for Preliminary Injunction for September 20, 2016 at 1:30 p.m.

Following expedited discovery, Sizmek agreed to make certain additional disclosures related to the proposed transaction with Vector, which are contained in Item 4 of this Amendment, without admitting in any way that such disclosures are material or otherwise required by law.  As a result of the additional disclosures contained in Item 4 of this Amendment, the Plaintiffs in the Delaware Actions withdrew their Motion for Preliminary Injunction and the hearing scheduled for September 20, 2016 was taken off calendar.

Plaintiffs also moved to consolidate the complaints captioned MSS 12-09 Trust v. Sizmek Inc. et al., Case No. CC-16-04043-D and William Deltac v. Sizmek Inc. et al., Case No. CC-16-04241-D, in the County Court of Dallas County, Texas.

On September 15, 2016, a fifth putative class action captioned Joseph Burns v. John R. Harris, et al, (Sizmek Inc.) Case No. 1:16-cv-01073, was filed in federal court in the U.S. District Court for the Western District of Texas, against the Company, Parent, Merger Subsidiary, Alex Meruelo, The Alex Meruelo Living Trust, Meruelo Investment Partners LLC, and certain directors of the Company including John R. Harris, Neil H. Nguyen, Xavier A. Gutierrez, Scott K. Ginsburg, Adam Klein, Cecil H., Moore and Stephen Recht (the “Burns Action”).  The complaint generally alleges that the Company and its Board made false or misleading statements in connection with the Recommendation Statement, that Parent and Merger Subsidiary made false or misleading statements in connection with the Schedule TO filed by Parent and Merger Subsidiary on August 29, 2016, and that Meruelo and the Meruelo entities (together “Meruelo”) made false or misleading statements in the Schedule 14D-9 filed by Meruelo on August 11, 2016.  The complaint also alleges the directors breached their duty in approving the Recommendation Statement.  The complaint seeks injunctive relief, including to enjoin the Merger, rescission or rescissory damages in the event the Offer or Merger are consummated, and an award of attorneys’ and other fees and costs, in addition to other relief.  The Company believes the allegations in the Burns Action are without merit and intends to contest them vigorously.”

Item 9.  Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description

(a)(5)(I)	Class Action Complaint dated September 7, 2016 (Joel Ellis v. Sizmek Inc., et al, Case No. 12726-VCMR) (incorporated herein by reference to Exhibit (a)(5)(D) to the Schedule TO).

(a)(5)(J)
Class Action Complaint dated September 15, 2016 (Joseph Burns v. John R. Harris, et al, (Sizmek Inc.) Case No. No. 1:16-cv-01073) (incorporated herein by reference to Exhibit (a)(5)(E) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sizmek Inc.

By:	/s/ Neil H. Nguyen
Name: Neil H. Nguyen
Title: President and Chief Executive Officer

Dated: September 19, 2016